[Letterhead of NetEase.com, Inc.]

October 13, 2011

Ms. Mara Ransom

Ms. Angie Kim

Mr. William H. Thompson

Mr. Adam Phippen

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             NetEase.com, Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2010

Filed June 22, 2011

File No. 0-30666 (the “2010 Form 20-F”)

Dear Ms. Ransom, Ms. Kim, Mr. Thompson and Mr. Phippen:

The Company is providing the following information in response to the comment letter dated September 27, 2011 received by the Company from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Staff’s review of the Company’s Form 20-F for the fiscal year ended December 31, 2010 (the “Letter”).  For your convenience, we have set forth each of your comments below followed by our response to each comment.

Form 20-F for Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects, page 43

B. Liquidity and Capital Resources, page 60

1.                                      We reviewed your response to comment six in our letter dated August 8, 2011 and understand that you will include additional disclosures in other sections of the document in future filings.  Notwithstanding, please include a discussion of your funding policies and objectives in terms of the manner in which treasury functions are controlled, including how cash is transferred within the corporate structure, and the current currencies in which cash and cash equivalents are held.  Refer to Item 5.B.2 of Form 20- F.

The Company notes the Staff’s comments and confirms that it will include in Item 5.B of its annual report on Form 20-F for the year ending December 31, 2011 (the “2011 Form 20-F”) a discussion of its funding policies and objectives, including how cash is transferred within the corporate structure and current currencies in which cash and cash equivalents are held.

2.                                      We reviewed your response to comment seven in our letter dated August 8, 2011.  We believe that when significant amounts of consolidated cash and short term investments are permanently invested overseas and are not available to the parent company, discussion about these items on a consolidated basis may not be sufficient to understand a company’s liquidity.  When evaluating and discussing liquidity, a discussion of cash and short term investments on a disaggregated basis may be very relevant and necessary.  As such, please disclose the amount of cash and time deposits held by your PRC subsidiaries and variable interest entities, whether you intend to transfer the funds to your non-PRC entities and whether you would need to accrue and pay withholding and other taxes if funds were transferred to your non-PRC entities.

The Company notes that page F-31 of the 2010 Form 20-F discloses that: (i) the Company would need to accrue and pay withholding tax in the PRC if funds are transferred from its PRC entities to its non-PRC entities with respect to profits accumulated after January 1, 2008 and (ii) except for StormNet IT HK and StormNet (for which withholding tax on retained earnings has been accrued), the Company expects its PRC entities will indefinitely reinvest all post-2007 earnings such that no withholding tax is expected to be incurred.  Accordingly, the Company respectfully submits that the Staff’s request for disclosure on “whether you intend to transfer the funds to your non-PRC entities and whether you would need to accrue and pay withholding and other taxes if funds were transferred to your non-PRC entities” is already addressed in the 2010 Form 20-F.  The Company confirms that it will include the amount of cash and time deposits held by its PRC subsidiaries and variable interest entities in the 2011 Form 20-F.

Item 19. Exhibits, page 91

3.                                      We note your response to comment 12 in our letter dated August 8, 2011 that “the license agreements with Blizzard were made in the ordinary course of the Company’s business and, per section 4(b) of the Form 20-F instructions, would not be required to be filed as exhibits.”  We further note your risk factor disclosure on page 6 of your filing that “Blizzard could terminate the license and joint venture agreements with us, which in either case could harm our operating results and business” and your risk factor disclosure on page 11 that “the operation of the online games licensed from Blizzard is dependent on Shanghai EaseNet, which is owned by William Lei Ding, our Chief Executive Officer, director and major shareholder…The interests of Mr. Ding and the joint venture may differ from ours and those of our shareholders.”  Please explain why your business is not “substantially dependent” on these license agreements with Blizzard or why the contract should not be considered one with a related party.  Please see and explain why Instructions 4(b)(i) and (ii) to Item 19 of Form 20-F do not apply.

Blizzard has entered into two license agreements with Shanghai EaseNet: one for the operation of World of Warcraft and one for the operation of StarCraft II.  As previously noted in the Company’s letter to the Staff dated September 2, 2011, Shanghai EaseNet is a controlled variable interest entity which is consolidated in the Company’s financial statements, and William Ding does not receive any benefits in his capacity as the shareholder of Shanghai EaseNet or exercise any personal control over it.  Accordingly, the foregoing license agreements are between Blizzard and an entity within the Company’s consolidated group and are not substantively a contract “to which (A) directors, (B) officers, (C) promoters, (D) voting trustees or (E) security holders… are parties…”  As such, Instruction 4(b)(i) of Form 20-F would not be applicable.

The Company also notes that since 2004, internally developed online games have contributed the substantial majority of the Company’s net profits.  In contrast, in the first half of 2011, Blizzard licensed games contributed approximately 12% of the Company’s net income before tax.  In the near term, the Company expects this percentage to remain relatively stable or could even decline as the Company’s internally developed games have continued to grow in popularity.  Thus, although the Company included the cautionary disclosure cited in the Staff’s comment above to reflect the fact that the Company’s profitability would be affected if the relationship with Blizzard is terminated, the Company does not consider its business to be in any way “substantially dependent” on its license agreements with Blizzard.  The primary focus of the Company’s business has been, and is expected to continue to be, the development and operation of its own internally developed games, and the Company’s success is dependent on its ability to do so effectively, as disclosed in Item 3.D — “Risk Factors — Risks Related to Our Company — If we fail to develop and introduce new online games timely and successfully, we will not be able to compete effectively and our ability to generate revenues will suffer” and elsewhere in the 2010 Form 20-F.

Consolidated Financial Statements

Management’s Report on Internal Control over Financial Reporting, page F-1

4.                                      We reviewed your response to comment 14 in our letter dated August 8, 2011.  Please elaborate on your Chief Financial Officer and Reporting Manager’s knowledge, experience and on-going training in US GAAP and SEC Rules and Regulations.  In doing so, please tell us the approximate number of hours spent each year attending training courses focused on US GAAP and SEC Rules.  Please also describe the nature of any US GAAP audit engagements which these individuals participated in including the approximate number of hours spent on the engagements, whether they were directly involved in US GAAP issues and if so provide details of those issues.

The Company’s Acting Chief Financial Officer worked in the public accounting sector from 1993 to 1998 with KPMG in Hong Kong and from 2000 to 2003 with Ernst & Young in Beijing.  During that period, he built up his knowledge and understanding of U.S. GAAP through serving a wide range of clients which were required to report their financial statements based on U.S. GAAP and relevant SEC rules and regulations, both for ongoing statutory reporting and initial public offering purposes.  In his positions as senior accountant and audit manager during these periods, he engaged in a wide variety of U.S. GAAP related work, including audit review of financial statements prepared in accordance with U.S. GAAP and analyzing various accounting issues under U.S. GAAP such as, for example, issues related to revenue recognition, business combinations, income tax, calculation of earnings per share, share-based compensation expense and ASC 810-10. The industries of clients so served included telecommunication, energy, machinery and airline.   After he joined the Company, he was extensively involved in various aspects of the preparation and management of the financial statements prepared in accordance with U.S. GAAP.  In the role of Acting Chief Financial Officer of the Company, he (i) manages the preparation of the Company’s financial statements in accordance with U.S. GAAP and the preparation of the Company’s annual reports on Form 20-F and (ii) manages the maintenance of effective internal control over financial reporting.  In particular, he regularly reviews the Company’s financial statements prepared by the Company’s accounting staff and challenges the accounting staff on their assumptions and conclusions.  As the head of the accounting and finance team, the Acting Chief Financial Officer leads the analysis and discussion and provides guidance and conclusions on all material accounting issues relating to the Company’s financial statements.  As a result, the Acting Chief Financial Officer’s work experience at the Company has provided him with deep knowledge of U.S. GAAP as well as SEC rules and regulations.

The Acting Chief Financial Officer attends training courses and conferences organized by accounting firms and professional organizations to keep up to date with latest developments in U.S. GAAP, other topics in accounting, risk management and Sarbanes-Oxley Act related matters.  In 2010, he attended a half-day seminar named “CFO Essentials Update” organized by PricewaterhouseCoopers (“PwC”) which covered, among other U.S. GAAP issues, FASB developments and new accounting pronouncements that are effective in 2010, recent SEC comment letters, latest PRC tax updates and U.S. Foreign Corrupt Practices Act requirements.  In addition, he subscribes to news from websites such as www.cfodirect.pwc.com to understand the recent developments of accounting pronouncements as well as SEC rules and regulations.  He also regularly receives and reads newsletters from accounting firms to keep his knowledge of U.S. GAAP and SEC rules and regulations current, such as, for example, the CFO Essential, a monthly newsletter published by PwC.  The CFO Essential provides a summary of important capital market events and provides updates on SEC reporting, U.S. GAAP, IFRS and income tax developments that are likely to impact companies listed or planning to be listed in the United States.  Furthermore, the Acting Chief Financial Officer obtains regular briefings on U.S. GAAP and related SEC rules and regulations from the financial controller and reporting manager based on the information they receive while attending seminars and conferences conducted by accounting firms and professional organizations.

The Company’s current financial controller worked in the public accounting sector from 2001 to 2004 with KPMG in Shanghai and from 2006 to 2011 with KPMG in Hangzhou.  He attained the level of senior manager when he left KPMG Hangzhou.  During that period, he acquired solid knowledge of U.S. GAAP through serving clients (either the direct application of U.S. accounting principles or the identification of differences between U.S. and PRC GAAP) in telecommunication and fast consuming goods industries.  During the past three years, he spent approximately 1,000 hours in total as an engagement manager of various U.S. GAAP related projects, including several U.S. GAAP audits of financial statements of private companies which were preparing for a U.S. IPO, SOX 404 attestation projects, as well as integrated audit engagements on several major subsidiaries of a China-based telecommunication operator listed on the New York Stock Exchange.  In addition, from 2004 to 2006, he worked as the deputy financial controller of another NASDAQ-listed company, to manage the preparation of financial statements for the quarterly earnings releases and annual report on Form 20-F for the years 2004 and 2005.

When the financial controller was working for KPMG, he spent approximately 40 hours every year to attend various internal training courses and conferences organized by the firm, including annual U.S. GAAP update, ISA versus U.S. GAAS/PCAOB differences update and SOX annual updates.  After he joined the Company in March 2011, he has also subscribed to newsletters from PwC websites to understand the recent developments in accounting pronouncements and SEC regulations and rules. During the past 12 months, in addition to various training programs and seminars related to IFRS and PRC GAAP, he attended a two day course entitled “U.S. GAAP Update”, a half day course entitled “SOX Annual Update” and a one day course entitled “IPO workshop” organized by KPMG, as well as a 1.5 hour webcast course entitled “US GAAP & IFRS Convergence Series: Survey results” and a 1 hour webcast course entitled “US GAAP & IFRS convergence series: Current situation and next steps” organized by PwC.

Notes to the Consolidated Financial Statements, page F-7

Note 2. Principal Accounting Policies, page F-11
(m) Share-based compensation, page F-14

5.                                      We reviewed your response to comment 21 in our letter dated August 8, 2011.  Reference is made to your statement that you intend to prevent the employee from bearing the risks and rewards that are normally associated with stock ownership.  Please tell us whether you predominately settle RSU awards in cash when the payment date fair value of the shares is greater than and less than the grant date fair value.  Please also tell us your consideration of the guidance in ASC 718-10-25-15.

The Company respectfully submits that it is the Company’s intention to predominately settle RSU awards in shares when the payment date fair value of the shares is greater than the grant date fair value and settle RSU awards in cash when the payment date fair value of the shares is less than the grant date fair value. The Company has a relatively short history of settling RSU awards (with the first settlement occurring during the six month period ended June 30, 2011).  Those RSU awards were predominately settled in shares as their payment date fair value of the shares is greater than their grant date fair value.  However, the Company would predominately settle these RSU awards in cash had their payment date fair value of the shares been less than their grant date fair value in order to prevent the employees from bearing the risks and rewards that are normally associated with stock ownership. As such, the Company determined that it has substantive liabilities and the classification of RSU awards as liabilities reflects the substantive terms of the award and any related arrangement pursuant to the guidance in ASC 718-10-25-15.

***

The undersigned, on behalf of the Company, acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2010 Form 20-F, please contact the undersigned at (86 10) 8255 8163.

Sincerely,

/s/ Onward Choi

Onward Choi
Acting Chief Financial Officer
NetEase.com, Inc.